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                                                                     Exhibit 3.5


                               BPO PROPERTIES LTD.

                             MATERIAL CHANGE REPORT

                  Section 75(2) of the SECURITIES ACT (Ontario)
           Section 85(1)(b) of the SECURITIES ACT (British Columbia)
               Section 146(1)(b) of the SECURITIES ACT (Alberta)
          Section 84(1)(b) of THE SECURITIES ACT, 1988 (Saskatchewan)
               Section 81(2) of the SECURITIES ACT (Nova Scotia)
               Section 76(2) of the SECURITIES ACT (Newfoundland)


1.  REPORTING ISSUER

    BPO Properties Ltd.
    BCE Place
    181 Bay Street,
    Suite 330
    Box 770
    Toronto, Ontario
    M5J 2T3

2.  DATE OF MATERIAL CHANGE

    April 28, 2003

3.  PRESS RELEASE

    A press release attached as Schedule A was distributed to Canada and the United States via news wires on April 28, 2003.

4.  SUMMARY OF MATERIAL CHANGE

    Brookfield Properties Corporation ("Brookfield Properties") announced on April 28, 2003 that it intends to propose to shareholders of BPO Properties Ltd. ("BPO Properties") a going private transaction by way of an amalgamation between BPO Properties and a subsidiary of Brookfield Properties.

5.  FULL DESCRIPTION OF MATERIAL CHANGE

    Brookfield Properties announced on April 28, 2003 that it intends to propose to shareholders of BPO Properties a going private transaction by way of an amalgamation between BPO Properties and a subsidiary of Brookfield Properties.

    Under the terms of the offer, BPO Properties' shareholders will receive C$13.00 in cash plus 0.5 common shares of Brookfield Properties. BPO Properties' shareholders may elect to receive payment entirely in the form of cash or common shares of Brookfield Properties, or any combination thereof, subject to a maximum aggregate cash payment of C$40.2 million and

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    a maximum of 1.55 million common shares of Brookfield Properties. The number of BPO Properties' shares not currently owned by Brookfield Properties is approximately 3.1 million shares, resulting in a transaction value based upon the offer price of approximately C$86.7 million. Under the terms of the current offer, the preferred shares of BPO Properties will remain outstanding.

6.  RELIANCE ON CONFIDENTIALITY PROVISIONS OF SECURITIES LEGISLATION

    Not applicable.

7.  OMITTED INFORMATION

    No significant facts remain confidential in, and no information has been omitted from, this report.

8.  SENIOR OFFICERS

    For further information please contact Steven J. Douglas, Executive Vice President and Chief Financial Officer, at (416) 359-8646.

9.  STATEMENT OF SENIOR OFFICER

    The foregoing accurately discloses the material change referred to herein.



DATED at Toronto, Ontario, this 1st day of May, 2003.


                                     BPO PROPERTIES LTD.


                                     By:  /s/ STEVEN J. DOUGLAS
                                        ----------------------------------------
                                              Steven J. Douglas
                                              Senior Vice-President and
                                              Chief Financial Officer

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                                   SCHEDULE A

April 28, 2003

BROOKFIELD PROPERTIES PROPOSES GOING PRIVATE TRANSACTION WITH BPO PROPERTIES

NEW YORK, NEW YORK -- Brookfield Properties Corporation (BPO: NYSE, TSX) today announced a proposal to merge a subsidiary of Brookfield with BPO Properties Ltd. (BPP: TSX). BPO Properties owns, manages and develops high quality commercial properties in the downtown core of select Canadian cities. Under the terms of the offer, shareholders of BPO Properties will receive C$13.00 in cash plus 0.5 common shares of Brookfield Properties Corporation.

The proposal represents a transaction price of approximately C$27.83 for each common share of BPO Properties based upon a closing price of C$29.65 for Brookfield on the Toronto Stock Exchange on April 25, 2003. This offer price represents a premium of 30% over the trading price of BPO Properties six months ago and a 5% premium over the closing price on April 25, 2003. BPO Properties' shareholders may elect to receive payment entirely in the form of cash or common shares of Brookfield, or any combination thereof, subject to a maximum aggregate cash payment of C$40.2 million and a maximum of 1.55 million common shares of Brookfield. The number of BPO Properties shares not currently owned by Brookfield is approximately 3.1 million shares, resulting in a transaction value based upon the offer price of approximately C$86.7 million.

Under the terms of the current offer, the preferred shares of BPO Properties will remain outstanding.

In a separate press release issued on April 25, 2003, Brookfield announced the acquisition of 574,900 shares of BPO Properties in a private transaction. Ric Clark, President and Chief Executive Officer of Brookfield stated that "This initiative will further simplify Brookfield's ownership structure and allow BPO Properties' shareholders to continue to participate in the upside of the real estate market through Brookfield, the second largest office real estate company in North America in terms of total market capitalization. In addition, by holding Brookfield shares, they will be entitled to receive regular quarterly dividends and enhanced liquidity of their shareholdings."

APPROVAL REQUIREMENTS

In addition to regulatory and certain other approvals, completion of the merger transaction is subject to the approval of the common shareholders of BPO Properties (other than Brookfield). The proposed transaction will be voted upon by the shareholders of BPO Properties at its Annual and Special Meeting, which is scheduled for June 18, 2003.

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BPO PROPERTIES FORMS INDEPENDENT COMMITTEE TO REVIEW PROPOSAL

The board of directors of BPO Properties intends to establish a committee of independent directors to review and evaluate the Brookfield offer. The independent committee of the Board of Directors will also retain advisors to assist in evaluating the proposal.

A circular is expected to be mailed to BPO Properties' shareholders in the next 30 days which will contain information concerning the transaction, the recommendation of BPO Properties' independent committee and the independent valuation of BPO Properties common shares.

Brookfield Properties Corporation, with a stock market value of $9 billion in assets, owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 50 commercial properties and development sites totaling 46 million square feet, including landmark assets such as the World Financial Center in New York and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit the Brookfield Properties website at www.brookfieldproperties.com.
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BPO Properties Ltd. is a Canadian real estate investment company focussed on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in 19 commercial properties and development sites totaling 14 million square feet. The Company's objective is to realize superior financial returns for its shareholders by enhancing the value of its real estate assets and by making opportunistic investment in new assets. BPO Properties common shares trade on the TSX under the symbol BPP. Further information about the company can be found at www.bpoproperties.com.
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FOR FURTHER INFORMATION PLEASE CONTACT :

BROOKFIELD PROPERTIES CORPORATION
MELISSA COLEY
VICE PRESIDENT, INVESTOR RELATIONS AND COMMUNICATIONS
PHONE: (212) 417-7215
mcoley@brookfieldproperties.com
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